March 11, 2019

John Leonard
President and Chief Executive Officer
Intellia Therapeutics, Inc.
40 Erie Street, Suite 130
Cambridge, MA 02139

       Re: Intellia Therapeutics, Inc.
           Post-Effective Amendment No. 2 to Form S-3
           Filed February 27, 2019
           File No. 333-227814

Dear Dr. Leonard:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-3

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended
       December 31, 2018; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act
       Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.
2. We note that you have pending requests for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment requests.
 John Leonard
Intellia Therapeutics, Inc.
March 11, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameJohn Leonard
                                                          Division of
Corporation Finance
Comapany NameIntellia Therapeutics, Inc.
                                                          Office of Healthcare
& Insurance
March 11, 2019 Page 2
cc:       William Collins
FirstName LastName